Exhibit 99.1

ParaZero Technologies and Maris-Tech Expand their Collaboration into the Defense Market for Drones

The joint solution will integrate safety technology and predictive maintenance into a unified platform, leveraging Maris-Tech’s artificial intelligence and video analytics capabilities

Tel Aviv, Israel, Oct. 12, 2023 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, and Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech”), a B2B provider of edge artificial intelligence (“AI”) accelerated video solutions for edge platforms, including drones, today announced an expansion of their collaboration.

ParaZero and Maris-Tech entered into a letter of intent pursuant to which the companies will collaborate to develop a unified product, integrating safety technology and predictive maintenance. In addition, the companies will explore the possibility of enhancing the capabilities of ParaZero’s failure prediction and emergency safety system, utilizing the AI acceleration capabilities in Maris-Tech’s original equipment manufacturer (OEM) products.

The CEO of ParaZero, Boaz Shetzer, said, “Maris-Tech’s cutting-edge video payloads and AI capabilities elevate drone safety, showcasing the future of aerospace technology for the defense industry.”

Commenting on the collaboration, Israel Bar, Maris-Tech’s CEO, said, “Safety in drone systems is paramount in the defense industry. Our collaboration with ParaZero ensures advanced safety measures, underlining our commitment to being at the forefront of edge technologies.”

Mr. Amitay Weiss is the Chairman of the board of directors of Maris-Tech and also the Chairman of the board of directors of ParaZero.

About ParaZero Technologies

ParaZero ( https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of video streaming and AI technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Its products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, we are using forward-looking statements when we are discussing the expansion of the collaboration between Maris-Tech and ParaZero and development of a unified product and our commitment to being at the forefront of edge technologies. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (Registration No. 333-265178) dated July 26, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the contents of third-party websites.

Investor Relations Contact:

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404

michal@efraty.com